UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response . . . 10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. 2)

TELSTRA CORPORATION LIMITED (A.C.N. 051 775 556)
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

November 24, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (3-06)	Page 1 of 6 pages

CUSIP No.	Not Applicable
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). COMMONWEALTH OF AUSTRALIA 00-0000000
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization		AUSTRALIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power	2,220,736,177
	6.	Shared Voting Power	NIL
	7.	Sole Dispositive Power	2,220,736,177
	8.	Shared Dispositive Power	NIL
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		2,220,736,177
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
11.	Percent of Class Represented by Amount in Row (9)		17.8%
12.	Type of Reporting Person (See Instructions) OO

Page 2 of 6 pages

Item 1.

(a)	Name of Issuer: TELSTRA CORPORATION LIMITED
(b)	Address of Issuer's Principal Executive Offices: 41/242 EXHIBITION STREET, MELBOURNE, VIC 3000, AUSTRALIA

Item 2.

(a)	Name of Person Filing: COMMONWEALTH OF AUSTRALIA
(b)	Address of Principal Business Office or, if none, Residence: C/- DEPARTMENT OF COMMUNICATIONS, INFORMATION TECHNOLOGY AND THE ARTS, 38 SYDNEY AVENUE, FORREST, ACT 2603, AUSTRALIA
(c)	Citizenship: NOT APPLICABLE
(d)	Title of Class of Securities: ORDINARY SHARES
(e)	CUSIP Number: NOT APPLICABLE

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Page 3 of 6 pages

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 2,220,736,177 [1]
(b)	Percent of Class: 17.8%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 2,220,736,177
(ii)	Shared power to vote or to direct the vote: NIL
(iii)	Sole power to dispose or to direct the disposition of: 2,220,736,177
(iv)	Shared power to dispose or to direct the disposition of: NIL

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

NOT APPLICABLE

______________________

[1]

The amount and percentage of ordinary shares of Telstra Corporation Limited reported as beneficially owned by the Commonwealth of Australia includes (i) 93,500,000 ordinary shares held by a trustee on behalf of the Commonwealth in order to satisfy the Commonwealth's obligation to provide bonus loyalty shares to certain retail investors in Australia as part of the global offering of the Commonwealth's ordinary shares of Telstra Corporation Limited consummated on November 24, 2006 and (ii) 22,578,244 ordinary shares held as of December 31, 2006 by the joint global coordinators of the global offering and which may be redeliverable to the Commonwealth or as it directs as of April 20, 2007 pursuant to the agreement, dated October 9, 2006, between the Commonwealth and the joint global coordinators relating to market stabilization arrangements in connection with the global offering (together, the "residual shares").

In connection with the global offering, the Commonwealth disclosed its intention to transfer to the Future Fund all of its ordinary shares of Telstra Corporation Limited not transferred in the global offering. The Future Fund is a Commonwealth investment fund set up to strengthen the Commonwealth's long-term finances by providing for its unfunded superannuation liabilities. Following the transfer, the Future Fund Board of Governors will hold the Future Fund’s ordinary shares of Telstra Corporation Limited for and on behalf of the Commonwealth. This transfer is anticipated to occur during the first quarter of 2007. The Commonwealth intends that any residual shares, including any redelivered to the Commonwealth by the joint global coordinators, not required to satisfy the Commonwealth's obligation to provide shares to certain retail investors in Australia as part of the global offering will also be subsequently transferred to the Future Fund.

Page 4 of 6 pages

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certification.

NOT APPLICABLE

Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007
Date

/s/ Mark Heazlett
Signature

Mark Heazlett Branch Manager Telstra 3 Sale Taskforce Department of Finance and Administration John Gorton Building King Edward Terrace PARKES ACT 2600 AUSTRALIA

Page 6 of 6 pages